Apollo Realty Income Solutions, Inc.

9 West 57th Street, 42nd Floor

New York, New York 10019

VIA EDGAR Benjamin Holt, Esq. United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, N.E. Washington, D.C. 20549-0404	June 24, 2025

Re:	Request for Acceleration of Effectiveness

Apollo Realty Income Solutions, Inc.

Registration Statement on Form S-11

(File No. 333-286625)

Dear Mr. Holt:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Apollo Realty Income Solutions, Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated to 5:00 p.m., New York City time, on June 26, 2025, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Sincerely,

Apollo Realty Income Solutions

By:	/s/ Anastasia Mironova
Anastasia Mironova
Chief Financial Officer, Treasurer and Secretary

cc:	Apollo Realty Income Solutions, Inc.

Stuart A. Rothstein

Jessica L. Lomm

Clifford Chance US LLP

Andrew S. Epstein

Jason D. Myers

Tae Ho Cho